United States securities and exchange commission logo





                     November 15, 2022

       Ari Segal
       Chief Executive Officer
       Games & Esports Experience Acquisition Corp.
       7381 La Tijera Blvd.
       P.O. Box 452118
       Los Angeles, CA 90045

                                                        Re: Games & Esports
Experience Acquisition Corp.
                                                            Form 8-K filed
November 10, 2022
                                                            File No. 001-41113

       Dear Ari Segal:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction